EXHIBIT (21)


                     SUBSIDIARIES OF LACROSSE FOOTWEAR, INC.

                                          Jurisdiction
              Name                     of Incorporation    Percent Ownership


    Clintonville Products, Inc.            Wisconsin             100%

    Hillsboro Footwear, Inc.               Wisconsin             100%

    Danner Shoe Manufacturing Co.          Wisconsin             100%

    Rainfair, Inc.                         Wisconsin              50%